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SEC FILE NUMBER
8-48842

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guggenheim Funds Distributors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 W. Monroe
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Abbey Helmetag (312) 357-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph St.	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Julie Jacques, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guggenheim Funds Distributors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Julie Jacques
Signature

Chief Financial Officer
Title

Rebecca J. Smith
Notary Public



Rebecca J Smith
Notary Public
State of Kansas
My Appt Expires Sept 15 2020

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

December 31, 2016

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Managing Member
Guggenheim Funds Distributors, LLC:

We have audited the accompanying statement of financial condition of Guggenheim Funds Distributors, LLC (the Company) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Guggenheim Funds Distributors, LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 27, 2017

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	20,552,255
Cash segregated under federal regulations		100,000
Deposits with clearing organizations		3,391,671
Securities owned, at fair value		13,089,996
Due from broker-dealers and clearing organizations		9,816,047
Accounts receivable		7,865,706
Receivable from affiliates		3,865,603
Fixed assets (net of accumulated depreciation of $238,300)		129,342
Other assets		2,962,983
Total assets	$	61,773,603
Liabilities and Member's Equity		
Liabilities		
Due to customer	$	10,803,084
Accrued compensation		10,512,689
Accounts payable and other accrued liabilities		6,916,320
Payable to Parent, net		126,739
Payable to affiliates		1,351,695
Total liabilities		29,710,527
Member's equity		32,063,076
Total liabilities and member's equity	$	61,773,603

See accompanying notes to statement of financial condition.

GUGGENHEIM FUNDS DISTRIBUTORS, LLC

Notes to Statement of Financial Condition

December 31, 2016

(1) Organization and Nature of Business

Guggenheim Funds Distributors, LLC (the Company) acts as sponsor, portfolio supervisor and securities evaluator to various equity and fixed income unit investment trust portfolios. Additionally, the Company participates in the marketing and distribution of closed-end fund initial public offerings and supports the secondary market of the funds. The Company serves as the distributor of affiliated mutual funds, exchange-traded funds, variable insurance trusts and foreign currency trusts. The Company is a wholly owned subsidiary of Guggenheim Funds Services, LLC (the Parent). Guggenheim Capital, LLC (Guggenheim) is the ultimate parent of the Company.

In accordance with regulations under the Securities Exchange Act of 1934, the Company is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a clearing broker and a member of the Depository Trust and Clearing Corporation. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Authority, Inc. (FINRA) and is a member of the Municipal Securities Rulemaking Board.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of 90 days or less.

(d) Deposits with Clearing Organizations

Deposits with clearing organizations include cash on deposit with clearing organizations to meet margin requirements.

(e) Due from Broker-Dealers and Clearing Organizations and Due to Customer

In its capacity as a sponsor of unit investment trusts, the Company records amounts due from broker-dealers and clearing organizations for unsettled sales transactions of securities and unit investment trusts. The Company also records amounts due to customer for unsettled purchase transactions of securities and unit investment trusts.

(f) ***Accounts Receivable***

Accounts receivable consists primarily of evaluation and surveillance fees on unit investment trusts, servicing fees on closed-end and mutual funds, and creation and development fees on unit investment trusts.

(g) ***Fixed Assets***

Furniture and equipment are recorded at cost, net of accumulated depreciation. Depreciation is recorded on a straight-line basis using estimated useful lives of the assets, ranging from five to seven years. Leasehold improvements are amortized over the lesser of the economic useful lives of the improvements or the term of the lease.

(h) ***Income Taxes***

The Company is organized as a Delaware limited liability company and treated as a disregarded entity for U.S. income tax purposes and has no federal tax liability. State tax liabilities are determined under individual state laws. The Company's income is included in the federal and state income tax returns of the tax regarded entity.

FASB ASC Topic 740-10, *Income Taxes* (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2016. Further, as of December 31, 2016, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

(i) ***Unit-Based Compensation***

The Company accounts for unit-based compensation under Accounting Standards Codification (ASC) Topic 718, *Compensation – Stock Compensation* (ASC 718). ASC 718 requires the recognition of the fair value of unit-based compensation in the statement of operations. Awards with graded vesting are treated as a single award (although the Company may value each tranche separately).

(j) ***New Accounting Pronouncements***

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (ASU 2014-09), to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and International

Financial Reporting Standards. This will supersede the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and, (5) recognize revenue when (or as) the entity satisfies a performance obligation. This also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016.

Subsequent to issuing ASU 2014-09, the FASB has issued additional standards for the purpose of clarifying certain aspects of ASU 2014-09. The subsequently issued ASUs have the same effective date and transition requirements as ASU 2014-09. The Company is currently assessing the impact that these revenue recognition standards will have on the Company's statement of financial condition.

Intra-Entity Transfers of Assets Other than Inventory

In October 2016, the FASB issued ASU 2016-16, *Intra-Entity Transfers of Assets Other Than Inventory* (ASU 2016-16). ASU 2016-16 will amend the guidance in ASC Topic 740, *Income Taxes*. The amendments are intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory by requiring an entity to recognize the income tax consequences when a transfer occurs, instead of when the asset is sold to a third party. ASU 2016-16 requires modified retrospective adoption and is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently assessing the impact this ASU will have on the Company's statement of financial condition.

(3) Fair Value Measurements

Management estimates the fair value of financial instruments recognized in the statement of financial condition (including receivables, payables and accrued expenses) approximate their fair value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This guidance also addresses fair value of an instrument when the volume and level of activity for an asset or liability have decreased significantly and provides guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other

valuation techniques when estimating fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, and liquidity statistics, among other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company assesses its financial instruments on a quarterly basis to determine their appropriate classification within the fair value hierarchy. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no transfers between the Company's Level 1, Level 2 and Level 3 classified instruments during the year ended December 31, 2016.

The Company did not own any financial assets or liabilities that would be considered Level 3 within the fair value hierarchy as of or during the year ended December 31, 2016. The following table presents securities owned at fair value as of December 31, 2016:

Description	December 31, 2016	Quoted prices or identical assets in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Securities owned:				
Equity securities	$ 448,614	$ 448,614	$ —	$ —
Closed-end funds	303,135	303,135	—	—
Mutual funds	11,435,448	11,435,448	—	—
Fixed income unit investment trusts	510,639	—	510,639	—
Equity unit investment trusts	275,002	275,002	—	—
Investment measured at net asset value (1)	117,158	—	—	—
Total securities owned	13,089,996	12,462,199	510,639	
Total	$ 13,089,996	$ 12,462,199	$ 510,639	$ —

(1) This represents a closed-end fund investment that is measured at fair value using the net asset value per share (or its equivalent) practical expedient that has not been categorized in the fair value hierarchy. The closed-end fund intends to conduct quarterly tender offers, at the discretion of the Board of Trustees, beginning 18 months after the initial offering on August 13, 2015. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial condition.

Closed end funds, mutual funds and fixed income and equity unit investment trusts are investments managed or sponsored by the Company or an affiliate.

(4) Fixed Assets

Fixed assets consisted of the following at December 31, 2016:

Furniture	$	22,309
Office equipment		261,213
Leasehold improvements		84,120
		367,642
Less accumulated depreciation and amortization		(238,300)
	$	129,342

(5) Commitments

The Company leases office space under both cancellable and noncancelable operating leases with terms up to five years, expiring in 2020, with certain renewal options for similar terms. At December 31, 2016, the Company's future noncancelable minimum rental commitments based upon the terms under the operating leases were as follows:

2017		143,828
2018		147,502
2019		150,810
2020		30,554
Total	$	472,694

The Company acts as sponsor and depositor for the unit investment trust products it sells. In this capacity, the Company is required to deposit securities or contracts with the trustee for the purchase of securities. At December 31, 2016, the Company held equity securities of $448,614 to be deposited in unit investment trusts scheduled for creation on January 3, 2017.

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. The Company's exposure under the contracts is not currently known as any such exposure would be based on future claims, which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

(6) Borrowings

In conjunction with the creation of fixed income unit investment trust portfolios, the Company obtains short-term financing by pledging its fixed income investment inventory to a major U.S. financial institution.

The terms and conditions of the demand note permit the Company to receive up to 80% of the market value of the securities pledged. Repayment of principal occurs daily as the pledged securities are sold to the trustee of the unit investment trusts. No borrowings were outstanding under this demand note as of December 31, 2016.

(7) Related Parties

The Company records a deferred sales charge on sales of unit investment trust portfolios sponsored and supervised by the Company. These deferred amounts are received generally over a three to five month period following the sale, of which receipt is guaranteed by the applicable unit investment trust. The Company sells its deferred sales charge receivables to the Parent at each month-end. At December 31, 2016, amounts due to the Parent under this arrangement of $100,589 are included in payable to Parent in the statement of financial condition.

As discussed herein, the Company has significant transactions with the Parent. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The Company has a Service Agreement with the Parent and certain affiliates under which the following services are provided: premises; technology services, including hardware, software and telecommunications; corporate finance, including accounting, tax and planning; human resources and benefits administration; general administration; legal; and marketing. At December 31, 2016, $734,114 is included in payable to affiliates and $26,150 is included in payable to the Parent in the statement of financial condition.

The Company has arrangements with certain affiliates whereby the Company and affiliates provide distribution services for mutual funds, exchange traded funds and private placements. At December 31, 2016, $4,148,367 is included in receivable from affiliates in the statement of financial condition. Additionally, the Company will pay a certain affiliate an administrative fee for services provided by the respective employees of the affiliate under these arrangements. Amounts owed to the affiliate was $140,195 and is included in payable to affiliates in the statement of financial condition at December 31, 2016.

A portion of the mutual fund service fees earned by the Company in the capacity as underwriter is paid to third parties for the sale of its mutual fund shares.

The Company and its affiliates may pay certain expenses on each other's behalf throughout the year in the normal course of business. At December 31, 2016, $477,386 for amounts owed to affiliates is included in payable to affiliates and $282,764 for net amounts owed to affiliates is included in receivable from affiliates in the statement of financial condition.

The Company has entered into arrangements with an affiliate whereby the affiliate provides investment advice to the Company in connection with the creation of certain unit investment trusts. In certain instances, the affiliate has discretionary authority to purchase securities on behalf of the Company. The affiliate does not currently charge a fee for these services.

(8) Off-Balance Sheet Credit and Concentration of Risk

The Company has no retail customers and only one customer under Rule 15c3-3 of the Securities Exchange Act of 1934. In the normal course of business, the Company's customer activities involve the execution and settlement of customer transactions, primarily the purchase and sale of unit investment trusts. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the unit investment trusts at a loss.

The Company is a clearing broker-dealer engaged in various trading, brokerage and investing activities with counterparties, which primarily include other broker-dealers, banks and financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, on an ongoing basis, the credit standing of each counterparty with which it conducts business.

(9) Employee Benefit Plan

All participating employees are eligible to participate in the Guggenheim 401(k) plan.

(10) Unit-Based Compensation

Certain employees of the Company are awarded phantom units by Guggenheim as part of its plan to retain key employees. Guggenheim grants the awards under the Guggenheim Capital Phantom Unit Plan (the Plan). Participants are credited with phantom units that track the value of common units of Guggenheim.

Participants also receive dividend distributions and liquidating distributions in cash, on a pari passu basis with Guggenheim's common units. Phantom awards issued as part of the Company's annual incentive compensation are equity classified awards granted by Guggenheim to Company personnel. The ultimate settlement of phantom units through conversion to Guggenheim common units or cash distributions is Guggenheim's obligation.

(11) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC under Rule 15c3-1 (the Rule). The SEC requirements provide, among other items, that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. In addition, the Company has an agreement with its wholesalers that restricts the payment of compensation if such payment would cause the Company to not meet its minimum net capital requirements. The Rule requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital, as defined, of $15,973,558 which was $15,723,558 in excess of the minimum capital required to be maintained.

(12) Segregation of Funds for the Benefit of Customers

The Company is required, under Rule 15c3-3 of the Securities Exchange Act of 1934, to segregate assets equivalent to balances due to its customer.

At December 31, 2016, the Company holds segregated assets in excess of amounts required to be segregated. Cash of $100,000 has been segregated in a special reserve bank account for the benefit of its customer under Rule 15c3-3 and is included in cash segregated under federal regulations in the statement of financial condition.

(13) Subsequent Events

The Company has performed an evaluation of subsequent events through February 27, 2017 which is the date the statement of financial condition was available to be issued and did not identify any subsequent events, which would require adjustment to or disclosure in the statement of financial condition.